EXHIBIT 12.1

REDBACK NETWORKS INC.

Computation of Ratio of Earnings to Fixed Charges

Pursuant to Item 503

Regulation S-K

	Year Ended December 31,
	2002	2001	2000	1999	1998
Net loss	$(186,924)	$(4,117,974)	$(1,007,545)	$(7,919)	$(9,876)
Interest	19,713	27,091	19,955	319	223
Amortization of interest expense related to warrants issued	45	177	264	28	28
Amortization of deferred financing costs	2,003	1,782	1,299	—	—
Lease rental expense representative of interest (1)	3,001	5,500	1,932	414	147
Net loss before fixed charges	(162,162)	(4,083,424)	(984,095)	(7,158)	(9,478)
Less: fixed charges
Interest	(19,713)	(27,091)	(19,955)	(319)	(223)
Amortization of interest expense related to warrants issued	(45)	(177)	(264)	(28)	(28)
Amortization of deferred financing costs	(2,003)	(1,782)	(1,299)	—	—
Lease rental expense representative of interest (1)	(3,001)	(5,500)	(1,932)	(414)	(147)
Total fixed charges	(24,762)	(34,550)	(23,450)	(761)	(398)
Net loss	$(186,924)	$(4,117,974)	$(1,007,545)	$(7,919)	$(9,876)
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A
Deficiency in earnings	$(186,924)	$(4,117,974)	$(1,007,545)	$(7,919)	$(9,876)